									Exhibit 12.01

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
	Three Months ended		Year Ended December 31,
	March 31, 2015		2014		2013		2012		2011		2010
Fixed Charges:
Interest expensed and capitalized	$6,643		$5,420		$2,194		$4,218		$1,096		$6,321
Amortized premiums, discounts and capital expenses related to indebtedness	266		395		261		261		—		126
Estimate of interest within rental expense	19,585		85,632		63,735		35,510		24,451		23,151
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
	$26,494		$91,447		$66,190		$39,989		$25,547		$29,598

Earnings:
Added Items:
Pretax income from continuing operations before minority interests and income (loss) from equity investees	$101,418		$623,528		$542,203		$420,249		$334,084		$303,144
Fixed charges	26,494		91,447		66,190		39,989		25,547		29,598
Amortization of capitalized interest	51		237		438		637		633		621
Distributed income of equity investees	1,054		4,772		5,290		8,661		6,063		7,647
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—		—
Total added items	129,017		719,984		614,121		469,536		366,327		341,010
Subtracted Items:
Interest capitalized	555		712		—		—		—		311
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—		—
Total subtracted items	555		712		—		—		—		311
Earnings as defined	$128,462		$719,272		$614,121		$469,536		$366,327		$340,699

Ratio of earnings to fixed charges	4.85	x	7.87	x	9.28	x	11.74	x	14.34	x	11.51	x